Exhibit 2.2
PROMISSORY NOTE

$550,000.00	September 30, 2005
     FOR VALUE RECEIVED, the undersigned, Mitem Corporation, a California corporation (the “Company”), promises to pay to MyDocOnline, Inc., a Delaware corporation (together with its successors and assigns and any subsequent holders of this Promissory Note, “Holder”), the principal sum of $550,000.00 (the “Principal Amount”), together with interest on the unpaid balance thereof at the Note Rate (as defined herein) from the date hereof, subject to certain adjustment as provided herein and otherwise in accordance with the terms and provisions hereof.
     This Promissory Note (the “Note”) is issued pursuant to that certain Asset Purchase Agreement (the “Asset Purchase Agreement”) dated as of the date hereof by and among the Company, Holder and Zix Corporation, a Texas corporation. Capitalized terms used and not otherwise defined in this Note shall have the respective meanings set forth in the Asset Purchase Agreement.
1. Interest, Payments and Maturity.
          1.1 Interest. Interest on the outstanding principal amount hereunder shall accrue at the rate of ten percent (10%) per annum (the “Note Rate”) computed on the basis of a 365-day year beginning on the date first set forth above.
          1.2 Payment and Maturity Date.
               (a) Accrued interest hereof only shall be due and payable on each of December 31, 2005 and March 31, 2006. A principal payment of $91,667.00 plus the then accrued and unpaid interest shall be due and payable on each of May 15, 2006, August 15, 2006, November 15, 2006, February 15, 2007, May 15, 2007 and August 15, 2007 (the “Maturity Date”).
               (b) All payments under this Note made to Holder shall be made in immediately available funds at c/o Zix Corporation, 2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960 (or at such other place as Holder, in Holder’s sole discretion, may have established by delivery of written notice thereof to the Company from time to time), without offset, in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private.
          1.3 Acceleration. The outstanding principal amount hereunder and all accrued and unpaid interest shall be immediately due and payable in full upon an Event of Default (as defined in Section 2.1 hereof).
          1.4 Prepayment. The Company shall have the right, at any time and from time to time, to prepay, in whole or in part, the principal and accrued interest owing under the Note, without payment of any premium or penalty.
          1.5 Reduction to Principal Amount.

               (a) Pursuant to and on the conditions specified in Section 3.5 of the Asset Purchase Agreement, the Principal Amount of this Note shall be automatically reduced, effective immediately, on a dollar-for-dollar basis in an amount equal to the amount by which the “Net Cash Owed to Buyer” exceeds $85,000.00 as of the Closing Date.
               (b) In addition, the Principal Amount of this Note shall be automatically reduced, effective immediately upon the occurrence of one of the following, as if such amount had been so reduced on the date hereof, to the amount of: (a) $400,000.00 (as such amount may be adjusted pursuant to Section 1.5(a) of this Note), if the Company shall have paid such amount plus the then accrued and unpaid interest hereunder on or before December 31, 2005, or (b) $450,000.00 (as such amount may be adjusted pursuant to Section 1.5(a) of this Note), if the Company shall have paid such amount plus the then accrued and unpaid interest hereunder on or before March 30, 2006.
          1.6 Application. Except as expressly provided herein to the contrary, all payments on this Note shall be applied in the following order of priority: (i) the payment or reimbursement of any expenses, costs or obligations (other than the outstanding principal balance hereof and interest hereon) for which either the Company shall be obligated or Holder shall be entitled pursuant to the provisions of this Note, (ii) the payment of accrued but unpaid interest hereon, and (iii) the payment of all or any portion of the principal balance hereof then outstanding hereunder, in the direct order of maturity. If an Event of Default exists under this Note, then Holder may, at the sole option of Holder, apply any such payments, at any time and from time to time, to any of the items specified in clauses (i), (ii) or (iii) above without regard to the order of priority otherwise specified in this Section 2.2 and any application to the outstanding principal balance hereof may be made in either direct or inverse order of maturity.
2. Default.
          2.1 Event of Default. “Event of Default” shall mean any failure by the Company to pay any amount due and payable hereunder in accordance with the terms hereof, which default is not cured within thirty (30) days following notice thereof from Holder.
          2.2 Remedies. During the continuance of an Event of Default, Holder shall have the right to (i) accelerate the payment of the principal amount hereunder and all accrued and unpaid interest thereof, and (ii) enforce the Note by exercise of the rights and remedies granted to it by applicable law.
          2.3 Waiver; Cumulative Remedies. No course of dealing or any delay or failure to exercise any right hereunder on Holder’s part shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies. No single or partial waiver by Holder of any provision of the Note or of any breach or default hereunder or of any right or remedy shall operate as a waiver of any other provision, breach, default right or remedy or of the same provision, breach, default, right or remedy on a future occasion. Holder’s rights and remedies are cumulative and are in addition to all rights and remedies which Holder may have in law or in equity or by statute or otherwise.

3 Waivers. EXCEPT AS SPECIFICALLY PROVIDED HEREIN TO THE CONTRARY, THE COMPANY WAIVES AND RELINQUISHES PRESENTMENT FOR PAYMENT, DEMAND, NOTICE OF NONPAYMENT OR NONPERFORMANCE, PROTEST, NOTICE OF PROTEST, NOTICE OF INTENT TO ACCELERATE, NOTICE OF ACCELERATION OR ANY OTHER NOTICES OR ANY OTHER ACTION. THE COMPANY WAIVES AND RELINQUISHES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO THE BENEFITS OF ANY MORATORIUM, REINSTATEMENT, MARSHALING, FORBEARANCE, VALUATION, STAY, EXTENSION, REDEMPTION, APPRAISEMENT AND EXEMPTION NOW OR HEREAFTER PROVIDED BY THE CONSTITUTION AND LAWS OF THE UNITED STATES OF AMERICA AND OF EACH STATE THEREOF, BOTH AS TO ITSELF AND IN AND TO ALL OF ITS PROPERTY, REAL AND PERSONAL, AGAINST THE ENFORCEMENT AND COLLECTION OF THE OBLIGATIONS EVIDENCED BY THIS NOTE.
4. Interest Provision.
     (a) Savings Clause. It is expressly stipulated and agreed to be the intent of the Company and Holder at all times to comply strictly with the applicable Texas law governing the maximum rate or amount of interest payable on the indebtedness evidenced by this Note (or applicable United States federal law to the extent that it permits Holder to contract for, charge, take, reserve or receive a greater amount of interest than under Texas law). If the applicable law is ever judicially interpreted so as to render usurious any amount (i) contracted for, charged, taken, reserved or received pursuant to this Note or any other communication or writing by or between the Company and Holder related to the transaction that is the subject matter of this Note, (ii) contracted for, charged, taken, reserved or received by reason of Holder’s exercise of the option to accelerate the maturity of this Note, or (iii) the Company will have paid or Holder will have received by reason of any voluntary prepayment by the Company of this Note, then it is the Company’s and Holder’s express intent that all amounts charged in excess of the Maximum Lawful Rate shall be automatically canceled, ab initio, and all amounts in excess of the Maximum Lawful Rate theretofore collected by Holder shall be credited on the principal balance of this Note (or, if this Note have been or would thereby be paid in full, refunded to the Company), and the provisions of this Note shall immediately be deemed reformed and the amounts thereafter collectible hereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder; provided, however, if this Note has been paid in full before the end of the stated term of this Note, then the Company and Holder agree that Holder shall, with reasonable promptness after Holder discovers or is advised by the Company that interest was received in an amount in excess of the Maximum Lawful Rate, either refund such excess interest to the Company and/or credit such excess interest against this Note then owing by the Company to Holder. The Company hereby agrees that as a condition precedent to any claim seeking usury penalties against Holder, the Company will provide written notice to Holder, advising Holder in reasonable detail of the nature and amount of the violation, and Holder shall have thirty (30) days after receipt of such notice in which to correct such usury violation, if any, by either refunding such excess interest to the Company or crediting such excess interest against this Note then owing by the Company to Holder. All sums contracted for, charged, taken, reserved or received by Holder for the use, forbearance or detention of any debt evidenced by this Note shall, to the extent permitted by applicable law, be amortized or spread, using the actuarial method, throughout the stated term of this Note (including any and all renewal and extension periods) until payment in full so that the rate or amount of interest on account of this Note does not exceed the Maximum Lawful Rate from time to time in effect and applicable to this Note for so long as debt is outstanding. Notwithstanding anything to the contrary contained herein, it is not the intention of Holder to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.
     (b) Definitions.
          (i) As used hereunder, the term “Maximum Lawful Rate” shall mean the maximum lawful rate of interest which may be contracted for, charged, taken, received or reserved by Holder in accordance with the applicable laws of the State of Texas (or applicable United States federal law to the extent that such law permits Holder to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law), taking into account all Charges made in connection with the transaction evidenced by this Note.
          (ii) As used hereunder, the term “Charges” shall mean all fees, charges and/or any other things of value, if any, contracted for, charged, taken, received or reserved by Holder in connection with this Note, which are treated as interest under applicable law.
4. Severability. If any provision of the Note is determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions of the Note shall not in any way be affected or impaired thereby.
5. Governing Law. The validity, meaning and effect of the Note shall be determined in accordance with the laws of the State of Texas, as such laws are applied to contracts to be entered into and performed entirely in Texas by Texas residents, without regard to principles of conflict of laws thereunder.
6. Attorneys’ Fees. In the event of any legal action to enforce or construe the rights of the parties hereunder, the party prevailing in such legal action shall be entitled to recover its reasonable attorneys fees and costs incurred therein.
7. Assignment. Holder may freely assign this Note subject to the conditions provided herein and any such assignee shall be deemed the Holder for all purposes of this Note. The Company may not assign this Note (including any of its obligations hereunder) without the prior written consent of Holder. The terms and provisions hereof shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors and permitted assigns, whether by voluntary action of the parties, by operation of law or otherwise.
8. Final Agreement. This Note, together with the Asset Purchase Agreement (including the Disclosure Schedules thereto), represents the final agreement between the Company and Holder and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements between the parties.

9. Notices. All notices or other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 9.1 of the Asset Purchase Agreement.
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     IN WITNESS WHEREOF, the Company has duly caused the Note to be signed in its name and on its behalf by its duly authorized officer as of the date hereinabove written.

MITEM CORPORATION

/s/ Gale R. Aguilar

By:	Gale R. Aguilar
Title:	President and COO